Organigram Reports Record First Quarter Fiscal 2023 Results

Achieves record Adjusted Gross Margin and fourth consecutive quarter of positive Adjusted EBITDA

FINANCIAL HIGHLIGHTS
•Net revenue of $43.3 million, up 43% from $30.4 million in the same prior-year period.
•Adjusted EBITDA1 of $5.6 million, the fourth consecutive quarter of positive Adjusted EBITDA, compared to negative Adjusted EBITDA of $1.9 million in the same prior year period.
•Adjusted Gross Margin1 of $12.8 million or 30%, compared to $5.5 million or 18% in the same prior year period, reflecting improvements from increased efficiencies and higher sales volume.

SALES AND OPERATIONAL HIGHLIGHTS
•In Q1 Fiscal 2023, maintained #3 position among Canadian licensed producers2.
•Organigram holds the #1 position in milled flower, the #3 position in gummies and the #3 position in hash nationally2.
•According to OCS shipped sales data, Organigram had the top three selling SKUs in the province3.
•Organigram continues to hold the #1 market position in the Maritimes3.
•Introduced 17 SKUs in Q1 Fiscal 2023.
•Generated a 30% increase in yield per plant in Q1 Fiscal 2023, compared to the same prior year period, as a result of environment improvements.
•Shipped $5.9 million of high margin flower to Australia and Israel in Q1 Fiscal 2023.
TORONTO, ON, January 12, 2023 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the first quarter ended November 30, 2022 (“Q1 Fiscal 2023”). All financial information in this press release is expressed in thousands of Canadian dollars ("$"), except for references to $ millions.

“Our first quarter of fiscal 2023 demonstrates the success of our expansion at Moncton and continuing productivity improvements in fiscal 2022,” said Beena Goldenberg, Chief Executive Officer. “In the quarter, we achieved a record harvest and the lowest cost of cultivation in the history of the Company. We maintained our market position and are confident our disciplined approach to operations and innovation will drive further success in the rest of the year.”

1 Adjusted gross margin and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Hifyre data extract from December 21, 2022
3 OCS wholesale sales and e-commerce orders shipped data: Q1 FY 23 and Provincial Boards Data: CNB, NSLC, PEILCC, Q1 FY ‘23

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q1-2023	Q1-2022	% Change
Gross revenue	60,882	44,345	37%
Excise taxes	(17,561)	(13,967)	26%
Net revenue	43,321	30,378	43%
Cost of sales	31,621	27,924	13%
Gross margin before fair value changes to biological assets & inventories sold	11,700	2,454	377%
Realized fair value on inventories sold and other inventory charges	(12,528)	(12,313)	2%
Unrealized gain on changes in fair value of biological assets	24,714	10,469	136%
Gross margin	23,886	610	3816%
Adjusted gross margin[1]	12,829	5,475	134%
Adjusted gross margin %[1]	30%	18%	67%
Selling (including marketing), general & administrative expenses[2]	15,702	12,644	24%
Adjusted EBITDA[1]	5,577	(1,887)	396%
Net income (loss)	5,329	(1,305)	508%
Net cash provided by (used in) operating activities	3,465	(9,341)	137%
1 Adjusted gross margin, adjusted gross margin % and Adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.

Select Balance Sheet Metrics (in $000s)	NOVEMBER 30, 2022	AUGUST 31, 2022	% Change
Cash & short-term investments (excluding restricted cash)	95,230	98,607	(3)%
Biological assets & inventories	87,210	68,282	28%
Other current assets	37,083	54,734	(32)%
Accounts payable & accrued liabilities	33,468	40,864	(18)%
Current portion of long-term debt	80	80	—%
Working capital	172,920	166,338	4%
Property, plant & equipment	262,736	259,819	1%
Long-term debt	137	155	(12)%
Total assets	573,227	577,107	(1)%
Total liabilities	57,983	69,049	(16)%
Shareholders’ equity	515,244	508,058	1%

“In Q1 Fiscal 2023, we achieved the highest adjusted gross margin in the Company's history at $13 million, continued the trend of positive Adjusted EBITDA and delivered positive net income and cash flow,” added Derrick West, Chief Financial Officer. “With the expected completion of the expansion at our Lac-Supérieur facility and continuous improvements in automation and cultivation, we have built a long-term platform to serve increasing market demands and generate value.”

Key Financial Results for the First Quarter 2023

•Net revenue:
◦Compared to the prior period, net revenue increased 43% to $43.3 million, from $30.4 million in Q1 Fiscal 2022. The increase was primarily due to an increase in adult-use recreational and international revenue, partly offset by a decrease in medical sales.

•Cost of sales:
◦Q1 Fiscal 2023 cost of sales increased to $31.6 million, from $27.9 million in Q1 Fiscal 2022, primarily as a result of the increase in sales volume in the adult-use recreational market.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q1 Fiscal 2023 margin improved to $11.7 million from $2.5 million in Q1 Fiscal 2022, positively impacted by higher net revenue, lower cost of production and a reduction in inventory provisions and unabsorbed overhead costs.

•Adjusted gross margin4:
◦Q1 Fiscal 2023 adjusted gross margin was $12.8 million, or 30% of net revenue, compared to $5.5 million, or 18%, in Q1 Fiscal 2022. The improvement in quarterly results was primarily due to lower cultivation costs that was the result of higher plant yields, ongoing cost efficiency improvements and the benefit of a lowered per unit costs that were achieved due to increased scale of operations at the Moncton facility.

•Selling, general & administrative (SG&A) expenses:
◦Q1 Fiscal 2023 SG&A expenses increased to $15.7 million from $12.6 million in Q1 Fiscal 2022. SG&A expenses as a percent of net revenue has decreased from 42% to 36%. The increase in expenses was primarily due to the higher spend to support the growth in the business.

•Adjusted EBITDA5:
◦Q1 Fiscal 2023 Adjusted EBITDA was $5.6 million compared to negative $1.9 million in Q1 Fiscal 2022. The improvement is primarily attributable to the increase in adjusted gross margins due to the higher volume of products sold and lower cultivation and post-harvest costs.

•Net income (loss):
◦Q1 Fiscal 2023 net income was $5.3 million, compared to a net loss of $1.3 million in Q1 Fiscal 2022. The transition to positive net income is primarily due to higher gross margin from increased revenues, lower per-unit production costs and a decrease in inventory provisions and unabsorbed overheads.

•Net cash provided by (used in) operating activities:
◦Q1 Fiscal 2023 net cash provided by operating activities was $3.5 million, compared to $9.3 million cash used in Q1 Fiscal 2022, which was primarily driven by the decrease in accounts receivables and positive Adjusted EBITDA.

The following table reconciles the Company's Adjusted EBITDA to net income (loss).
4 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
5 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q1-2023	Q1-2022
Net (loss) income as reported	$5,329	$(1,305)
Add/(Deduct):
Financing costs, net of investment income	(815)	(243)
Income tax expense (recovery)	(232)	—
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	7,183	6,378
Impairment of intangible assets	—	—
Impairment of property, plant and equipment	—	—
Share of loss from investments in associates and impairment loss from loan receivable	406	394
Unrealized loss (gain) on changes in fair value of contingent consideration	18	(182)
Realized fair value on inventories sold and other inventory charges	12,528	12,313
Unrealized (gain) loss on change in fair value of biological assets	(24,714)	(10,469)
Share-based compensation (per statement of cash flows)	1,852	680
COVID-19 related charges, net of government subsidies and insurance recoveries	—	—
Legal provisions	—	—
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(1,030)	(12,698)
Incremental fair value component of inventories sold from acquisitions	—	—
ERP implementation costs	1,334	—
Transaction costs	318	—
Provisions (recoveries) and impairment of inventories and biological assets and provisions of inventory to net realizable value	1,129	2,312
Research and development expenditures, net of depreciation	2,271	933
Adjusted EBITDA	$5,577	$(1,887)

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q1-2023	Q1-2022
Net revenue	$43,321	$30,378
Cost of sales before adjustments	30,492	24,903
Adjusted Gross margin	12,829	5,475
Adjusted Gross margin %	30%	18%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	1,067	1,845
Provisions to net realizable value	62	467
Incremental fair value component on inventories sold from acquisitions	—	—
Unabsorbed overhead	—	709
Gross margin before fair value adjustments	11,700	2,454
Gross margin % (before fair value adjustments)	27%	8%
Add:
Realized fair value on inventories sold and other inventory charges	(12,528)	(12,313)
Unrealized gain on changes in fair value of biological assets	24,714	10,469
Gross margin	23,886	610
Gross margin %	55%	2%

Canadian Recreational Market Introductions

Holy Mountain
•HOLY MOUNTAIN, the Company’s newest value brand, was announced on November 22, 2022. It features an initial lineup of dried flower strains along with value pressed hash. With the introduction of HOLY MOUNTAIN, Organigram now offers value-priced flower in an expanded range of sizes, starting with 3.5 gram offerings at launch.

Monjour Twilight Tranquility
•Introduced in November, Twilight Tranquility is sugar-free soft chew in pear, plum and lavender flavours. Each soft chew contains the cannabinoids CBD, CBN and CBG. Sold in packs of 25.
Infused Pre-rolls
•In Q1 of Fiscal 2023, the Company introduced a number of pre-rolls infused with hash. Two examples are Edison Grape Crescendo, infused with bubble hash, and Tremblant Sweet Cherry, infused with hash.
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients, substrates and will guide the optimization of the existing traditional extract and distillate ingredients. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The state-of-the-art Bio Lab facility has been operational since June 2022 and is conducting work for the CoE. It is hoped that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long term growing strategies.

Plant Science, Breeding and Genomics R&D in Moncton
•The Plant Science team continues to move the garden towards unique, high terpene and high tetrahydrocannabinol ("THC"), in-house grown cultivars, while also leveraging the newly commissioned Biolab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline.

International

•In Fiscal Q1 2023, the Company completed three international shipments totaling $5.9 million to Israel and Australia.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, cannabidiol ("CBD") and other minor cannabinoids. The Company is also monitoring recreational legalization opportunities in European jurisdictions based on the size of the addressable market and recent regulatory changes with a particular focus on Germany.

Liquidity and Capital Resources

•On November 30, 2022, the Company had unrestricted cash and short-term investments balance of $95 million compared to $99 million at August 31, 2022. The decrease is primarily a result of capital expenditures of $8.4 million which was partly offset by cash generated in operating activities of $3.5 million.
•For Fiscal 2023 the Company has budgeted $29 million in capital expenditures for the three facilities. This spend would relate to the completion of the expansion at the Laurentian operations and also include automation investments at the Winnipeg edibles and Moncton flower facilities.
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	NOVEMBER 30, 2022	AUGUST 31, 2022
Current and long-term debt	217	235
Shareholders’ equity	515,244	508,058
Total debt and shareholders’ equity	515,461	508,293
in 000s
Outstanding common shares	313,857	313,816
Options	12,053	11,051
Warrants	16,944	16,944
Top-up rights	8,410	7,590
Restricted share units	3,805	2,346
Performance share units	1,111	265
Total fully-diluted shares	356,180	352,012

Outstanding basic and fully diluted share count as at January 11, 2023 is as follows:

in 000s	JANUARY 11, 2023
Outstanding common shares	313,857
Options	11,983
Warrants	16,944
Top-up rights	8,392
Restricted share units	3,803
Performance share units	1,111
Total fully-diluted shares	356,090

Outlook6

Net revenue
•Organigram currently expects Fiscal 2023 revenue to be higher than that of Fiscal 2022. This expectation is largely due to ongoing sales momentum, stronger forecasted market growth, the Company's expanded product line in multiple segments, greater capacity to meet demand at the Moncton Campus, increased throughput at the Winnipeg facility and contributions from the Lac-Supérieur facility.
•In addition, the anticipated continuation of shipments to Canndoc in Israel and Cannatrek and Medcan in Australia is expected to generate higher sequential revenue in Fiscal 2023 as compared to Fiscal 2022. The Company believes it is better equipped to fulfill demand in Fiscal 2023 with larger harvests expected compared to Fiscal 2022. This is supported by the new multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower, announced on November 17, 2022.
•The Company expects Q2 of Fiscal 2023 revenue to be higher than Q2 of Fiscal 2022.

6 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q1 Fiscal 2023 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q1 Fiscal 2023 MD&A.

Adjusted gross margins7
•The Company expects to achieve similar adjusted gross margin rates throughout Fiscal 2023 with further cost saving initiatives being put into place to help offset anticipated price compression.
•Organigram has identified the following sales mix opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦International sales, which have historically attracted higher margins and are expected to represent a greater proportion of the Company’s revenue;
◦Sales from the Holy Mountain brand, which will include several product categories, in a number of higher margin formats with national distribution on most SKUs
◦The launch of new products across different derivative categories with expected attractive long-term margin profiles; and
◦The larger volume of higher margin sales expected from the Lac-Supérieur Facility, achievable from the increased capacity post construction.

Adjusted EBITDA
•The Company expects to maintain positive Adjusted EBITDA throughout Fiscal 2023.

Cash flow
•The Company generated positive cash flows from operating activities during Q1 Fiscal 2023, which was achieved primarily due to positive Adjusted EBITDA and a reduction to receivables. While the Company expects to continue to generate positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increases to receivables and this will negatively impact cash from operating activities. The Company has a $29 million capex budget for Fiscal 2023 and if completed as planned during Fiscal 2023, the Company expects to generate positive free cash flows ("FCF") by the end of calendar 2023.

First Quarter Fiscal 2023 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    January 12, 2023
Time:    8:00 am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/655133665

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

7 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.

This news release refers to certain financial performance measures (including adjusted gross margin and Adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates and impairment loss from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility and equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to Adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 4 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 5 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, Adjusted EBITDA and net revenue in Fiscal 2023 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE and the Company's Bio Lab facility, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd. and Medcan; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: the heightened uncertainty as a result of COVID-19, including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; change in stock exchange listing practices; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; timing of new retail store openings being inconsistent with preliminary expectations; changes in governmental plans including those related to methods of distribution and timing and launch of retail stores; timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated January 11, 2023 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca